Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Actions Microelectronics Co., Ltd.	British Virgin Islands
Beijing Actions North Microelectronic Co., Ltd.	People’s Republic of China
Actions Semiconductor Co., Ltd.	Republic of Mauritius
Actions Semiconductor Co., Ltd.	People’s Republic of China
Actions Technology (HK) Co. Ltd.	Hong Kong
Artek Microelectronics Co., Ltd.	British Virgin Islands
Artek Microelectronics Co., Ltd.	People’s Republic of China
Artek Microelectronics Co., Limited (HK)	Hong Kong
Actions Capital Investment Inc.	British Virgin Islands